FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               For April 28, 2003

                        Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                 (Translation of registrant's name into English)

                                110 Fulbourn Road
                                Cambridge CB1 4NJ
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                     ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No  X
                                     ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                                INDEX TO EXHIBITS

Item

1.      Preliminary results for the quarter ended March 31, 2003

                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 28, 2003
                                                 ARM HOLDINGS PLC.


                                                 By:  /s/ Tim Score
                                                    ---------------------------
                                                 Name: Tim Score
                                                 Title: Chief Financial Officer

                                                                         Item 1
                                                                         ------

----------------------------------------
EMBARGOED UNTIL 7.00am BST 14 April 2003
----------------------------------------


ARM HOLDINGS PLC PRELIMINARY RESULTS FOR THE QUARTER ENDED 31 MARCH 2003
------------------------------------------------------------------------
ARM Holdings plc announces first quarter revenues of (pound)31.0 million and pre-tax profit of (pound)6.1 million CAMBRIDGE, UK, 14 April 2003 - ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the first quarter ended 31 March 2003.

FINANCIAL HIGHLIGHTS (US GAAP)

First quarter ended 31 March  2003
o Total revenues at(pound)31.0 million (Q1 2002:(pound)42.1 million), 4% lower than Q4 2002

o Royalty revenues up 33% sequentially to(pound)10.3 million (Q4 2002:(pound) 7.8 million) on record quarterly unit shipments of 178 million

o Operating expenses reduced to (pound)23.1 million from (pound)25.4 million in Q4 2002. Before investment write downs in Q1 2003 and restructuring costs in Q4 2002, operating expenses fell to (pound)21.5 million from (pound)23.5 million

o Profit before taxation at(pound)6.1 million (Q1 2002:(pound)15.7 million) after writing down listed and unlisted investments by(pound)1.6 million

o Net cash inflow from operating activities of(pound)6.9 million (UK GAAP) with cash balance of(pound)135.3 million at 31 March 2003 up from(pound)130.3 million at 31 December 2002

o Earnings per fully diluted share of 0.4 pence (2.0 cents per ADS). (Q1 2002: 1.0 pence and 4.4 cents per ADS)

* Each American Depositary Share (ADS) represents three shares
--------------------------------------------------------------------------------

Commenting on the first quarter, Sir Robin Saxby, Chairman, said:
"Against the backdrop of an uncertain political, economic and semiconductor industry environment, we are pleased to report this set of robust results. The partner momentum behind our architecture allows us to remain profitable and cash generative in these difficult trading conditions."

Warren East, Chief Executive Officer, added:
"We are encouraged that the first quarter has unfolded in line with our expectations. As anticipated, licensing activity was at lower levels with eight licenses being signed in the quarter. Royalty revenues have again increased as a result of more partners shipping more ARM core-based products and sales of development systems are up over Q4 last year. We are confident of our improving competitive position. We continue to manage our costs carefully, whilst preserving investment in future innovation."

Tim Score, Chief Financial Officer, said:
"The reductions in our employee costs implemented in Q4 2002 and the careful management of all of our costs in the first quarter have enabled us to deliver a healthy profit in difficult market conditions. This profit together with the ongoing focus on the management of working capital have combined to produce another quarter of good free cash flow generation."

Operating environment

Market conditions
Trading conditions in the semiconductor industry remained challenging in the first quarter with semiconductor companies still undergoing some restructuring activity against an uncertain wider political and economic background. Given the industry environment, results and revenues are consistent with our expectations. Careful management of the cost base and continued rigorous management of working capital gave rise to good profits and cash flow generation.

Current trading and prospects
As anticipated in our earnings releases in October 2002 and January 2003, the signing of licensing deals remains at significantly lower levels than those experienced in the first half of last year with the timing of closure of contracts still difficult to predict. Notwithstanding that, meaningful licensing activity continues with a further eight licenses signed in the first quarter and backlog remains flat compared with Q4 2002. The slowdown in licensing activity was mitigated by a further increase in royalty revenues and an improvement in sales of development systems. Small movements in the US dollar against sterling have not had a material impact on the first quarter results compared to the fourth quarter of last year but any significant weakening of the US dollar would have a negative impact on the reported results of the company.

Given the uncertain macro environment, we do not currently foresee any improvement in the circumstances that have given rise to slower licensing activity in the last three quarters. Thus, although the long term growth indicators for the business remain healthy, it is our expectation that total quarterly revenues will remain at a similar level as Q1 2003 in the short term.

Financial review

Profit and loss account
Total revenues for the first quarter ended 31 March 2003 amounted to (pound)31.0 million, representing a 4% decrease from (pound)32.3 million in the fourth quarter of 2002, and a 26% decrease over first quarter 2002 revenues of (pound)42.1 million.

License revenues amounted to (pound)12.1 million representing 39% of revenues compared to (pound)15.8 million or 49% of revenues in the fourth quarter of 2002 and (pound)23.6 million or 56% of revenues for the corresponding period in 2002. Eight licenses were signed in the first quarter of 2003. Four new customers took per-use licenses, one for the ARM922T(TM) core and three for the ARM7TDMI(R) core. This brought the total number of partners licensing our technology to 112. Two more per-use customers extended their existing licenses, bringing the total to do this to six. One licensee extended their subscription license for a further three years. Also, one partner took an upgrade to the ARM1026EJ-S(TM) core.

Royalty revenues in the first quarter were (pound)10.3 million on 178 million units shipped, a sequential increase of 33% compared to (pound)7.8 million in Q4 last year on 127 million units shipped. Five new partners started shipping during the period, bringing the total number to 48 out of 112 partners. Both revenues earned and units shipped were at record levels in the quarter with increases being reported by many of our partners across a range of end markets. Royalty revenues comprised 33% of total revenues in the first quarter of 2003 compared to 24% of total revenues in the fourth quarter of 2002 and 15% of total revenues in the corresponding period of 2002. The royalty revenues and shipments reported in this quarter (we receive data one quarter in arrears, so that royalty revenues in a quarter relate to units shipped by our partners in the previous quarter) include data for six months from one of our partners (we anticipate that royalty data from this partner will be reported on a quarterly basis from now on) and include some royalties from another partner which related to shipments from an earlier quarter. The resulting increase in the first quarter royalty revenues of these two effects is some (pound)0.6 million.

Sales of development systems improved in the quarter amounting to (pound)5.0 million, representing 16% of total revenues compared to (pound)4.4 million or 14% of total revenues in the fourth quarter of 2002 and (pound)7.6 million or 18%
of revenues in the first quarter of 2002. Development systems sales in the quarter were particularly strong in East Asia.

Service revenues were (pound)3.6 million comprising support, maintenance and training fees of (pound)3.0 million and consulting fees of (pound)0.6 million compared to total service revenues of (pound)4.3 million in the fourth quarter of 2002 and (pound)4.6 million for the corresponding period in 2002. Support, maintenance and training activity has held up well but revenues from design migration and design services projects have decreased as the company has deliberately focused resource on research and development initiatives.

Gross margins for the first quarter were 91%, down from 92% in the fourth quarter of 2002, reflecting the increase in sales of development systems.

Total operating expenses in the quarter were (pound)23.1 million which included a write down of listed and unlisted investments of (pound)1.6 million, following the deterioration in the share price of Superscape plc and a lower valuation implied by a recently-closed funding round for an unlisted company in which ARM has invested. Excluding this write down, operating expenses of (pound)21.5 million compare to (pound)23.5 million (excluding restructuring costs of (pound)2 million) in the fourth quarter of 2002.

Research and development expenses were (pound)11.9 million in the first quarter of 2003 representing 38% of revenues. This compares to (pound)11.0 million or 34% of revenues in the fourth quarter of 2002. Sales and marketing costs for the first quarter were (pound)5.4 million compared to (pound)5.7 million in the fourth quarter of 2002. General and administration expenses were (pound)5.9 million in the first quarter compared to (pound)6.8 million in the fourth quarter of 2002. The first quarter of 2003 costs include charges as noted above totaling (pound)1.6 million, relating to investment write downs. General and administrative expenses in the fourth quarter of 2002 included unusually high legal expenses and the recording of unrealised future foreign exchange losses on certain committed but not yet invoiced future revenue streams in accordance with FAS 133. Some of these foreign exchange losses have reversed in the first quarter as the US dollar has strengthened. Operating margins for the first quarter of 2003 were 16.4% compared to 13.3% in the fourth quarter of 2002. Operating margins before investment write downs were 21.4% in the first quarter of 2003 compared to 19.4% (before restructuring costs) in the fourth quarter of 2002.

Income before income tax for the first quarter of 2003 was (pound)6.1 million or 19.5% of revenues compared to (pound)5.5 million or 17.2% of revenues in the fourth quarter of 2002 and (pound)15.7 million or 37.3% of revenues in the first quarter of 2002.

First quarter fully diluted earnings per share prepared under US GAAP were 0.4 pence (2.0 cents per ADS) compared to 1.0 pence (4.4 cents per ADS) for the corresponding period in 2002 or 0.4 pence (1.7 cents per ADS) in the fourth quarter of 2002.

On 28 May 2002, Nazomi Communications, Inc filed a lawsuit against ARM before the Federal District Court for Northern California claiming that ARM's Jazelle(R) technology for Java acceleration infringes a US patent owned by Nazomi. ARM is confident that its products do not infringe the patent cited in the lawsuit or any other Nazomi patents and is aggressively defending the lawsuit.

The continued protection of our intellectual property and growth of our patent portfolio remains important to us. We have 266 different sets of inventions covering the broad scope of our activities, resulting to date in 255 issued patents and 500 applications on file around the world. In 2002 we filed twice as many patents as in 2001 and the rate of patenting has continued to rise in 2003.

People
Headcount at the end of March 2003 was 716 compared to 721 at the end of 2002. During the quarter, Patricia Alsop was recruited as Company Secretary of ARM Holdings plc. Patricia, who has served as a public company Company Secretary for 15 years, will take up her position on 6 May 2003.

Balance sheet and cash flow
Net cash inflow from operating activities (as measured under UK GAAP) of (pound)6.9 million was generated in the first quarter. Capital expenditure in the period was (pound)1.2 million. Cash and short term investments increased by (pound)5.0 million in the period to (pound)135.3 million at 31 March 2003 from (pound)130.3 million at the end of December 2002.

Accounts receivable increased slightly to (pound)20.7 million at 31 March 2003 from (pound)20.5 million at 31 December 2002. The allowance against receivables increased to (pound)2.4 million at the end of March 2003 from (pound)2.2 million at 31 December 2002. Deferred revenues were (pound)12.1 million at 31 March 2003, compared to (pound)14.4 million at 31 December 2002.

During the quarter, the directors of ARM Limited have held discussions with the minority shareholders of ARM Korea Ltd with a view to ARM Limited buying out the 15% minority shareholding that it does not currently own. It is anticipated that the consideration will be some $4.8 million in cash with the transaction expected to be concluded in the second quarter.

The Board of directors continues to review the structure of the balance sheet and potential uses of the Group's cash resources in light of the short-, medium- and long-term cash needs of the business and the desire to generate the optimal return to shareholders. The Board has no immediate plans to return cash to shareholders, either by payment of a dividend or by some other means, but this position will continue to be regularly reviewed.



CONTACTS:
Sarah Marsland/ Juliet Clarke               Tim Score
Financial Dynamics                          ARM Holdings plc
+44 (0) 207 831 3113                        +44 (0)1628 427700(on 14 April 2003)

                                ARM Holdings plc
                         First Quarter Results - US GAAP
                      (in thousands except per share data)

                                         Quarter        Quarter          Quarter
                                           Ended          Ended            Ended
                                          Mar 31         Mar 31           Mar 31
                                            2003           2002         2003 (1)
                                       Unaudited      Unaudited        Unaudited
                                 --------------- --------------    -------------
                                     (pound)'000    (pound)'000    (dollar)'000
Revenues
  Product revenues                        27,364         37,524           43,263
  Service revenues                         3,651          4,615            5,772
                                 --------------- --------------    -------------
Total revenues                            31,015         42,139           49,035
                                 --------------- --------------    -------------

Cost of revenues
  Product costs                            1,572          1,976            2,486
  Service costs                            1,238          2,049            1,957
                                 --------------- --------------    -------------
Total cost of revenues                     2,810          4,025            4,443
                                 --------------- --------------    -------------

                                 --------------- --------------    -------------
Gross profit                              28,205         38,114           44,592
                                 --------------- --------------    -------------

  Research and development                11,905         11,109           18,822
  Sales and marketing                      5,359          6,337            8,472
  General and administration               5,850          5,775            9,249
                                 --------------- --------------    -------------
Total operating expenses                  23,114         23,221           36,543
                                 --------------- --------------    -------------

Income from operations                     5,091         14,893            8,049

Interest                                   1,063            902            1,680
Minority interest                          (102)           (93)            (161)
                                 --------------- --------------    -------------
Income before income tax                   6,052         15,702            9,568
Provision for income taxes                 1,753          5,049            2,771

                                 --------------- --------------    -------------
Net income                                 4,299         10,653            6,797
                                 --------------- --------------    -------------

Net income                                 4,299         10,653            6,797
Other comprehensive income
  Foreign currency adjustments              (57)            162             (90)

                                 --------------- --------------    -------------
Total comprehensive income                 4,242         10,815            6,707
                                 --------------- --------------    -------------

Earnings per share (assuming dilution)
Shares outstanding ('000)              1,018,376      1,024,160
Earnings per share - pence                   0.4            1.0
Earnings per ADS (assuming dilution)
ADS's outstanding ('000)                 339,459        341,386
Earnings per ADS - cents                     2.0            4.4

(1) Translated solely for the convenience of the reader at March 31, 2003 closing rate of (dollar)1.581=(pound)1

                                ARM Holdings plc
                       Consolidated Balance Sheet-US GAAP

                                                                  Mar 31           Dec 31                Mar 31
                                                                    2003             2002              2003 (1)
                                                               Unaudited        Unaudited             Unaudited
                                                        ---------------- ----------------     -----------------
                                                             (pound)'000      (pound)'000                 $'000
Assets
  Current assets:
  Cash and cash equivalents                                      135,298          130,304               213,906
  Accounts receivable, net of allowance of                        20,674           20,516                32,686
  (pound)2,355,000 in 2003 and(pound)2,193,000 in 2002
  Inventory                                                        1,248            1,515                 1,973
  Prepaid expenses and other assets                               11,423           11,345                18,060
                                                        ---------------- ----------------     -----------------
  Total current assets                                           168,643          163,680               266,625

  Deferred income taxes                                            1,990            1,697                 3,146
  Property and equipment, net                                     22,830           25,721                36,094
  Intangible assets, net                                          10,255           10,417                16,213
  Investments                                                      2,669            4,229                 4,220
                                                        ---------------- ----------------     -----------------
  Total assets                                                   206,387          205,744               326,298
                                                        ---------------- ----------------     -----------------


Liabilities and shareholders' equity
  Accounts payable                                                 3,447            4,730                 5,450
  Income taxes payable                                             4,544            3,828                 7,184
  Personnel taxes                                                    848              824                 1,341
  Accrued liabilities                                              7,722            8,636                12,208
  Deferred revenue                                                12,109           14,415                19,144
                                                        ---------------- ----------------     -----------------
  Total liabilities                                               28,670           32,433                45,327

  Minority interest                                                  943              841                 1,491
                                                        ---------------- ----------------     -----------------
                                                                  29,613           33,274                46,818
                                                        ---------------- ----------------     -----------------

Shareholders' equity
  Ordinary shares                                                    511              511                   808
  Additional paid in capital                                      69,585           69,566               110,014
  Deferred compensation                                            (285)            (313)                 (451)
  Cumulative translation adjustme                                  (720)            (663)               (1,138)
  Retained earnings                                              125,702          121,403               198,735
  Treasury stock, at cost                                       (18,019)         (18,034)              (28,488)
                                                        ---------------- ----------------     -----------------
  Total shareholders' equity                                     176,774          172,470               279,480
                                                        ---------------- ----------------     -----------------

  Total liabilities and shareholders' equity                     206,387          205,744               326,298
                                                        ---------------- ----------------     -----------------

(1) Translated solely for the convenience of the reader at March 31, 2003 closing rate of (dollar)1.581 =(pound)1

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended December 31, 2002 have been delivered to the Registrar of Companies, upon which the Company's auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. ARM licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading electronics companies. The company also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in applications such as automotive, consumer entertainment, security, imaging, industrial, mass storage, networking and wireless.
ARM, ARM7TDMI and Jazelle are registered trademarks of ARM Limited. ARM922T and ARM1026EJ-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE:
ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM INC., ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS and ARM Consulting(Shanghai) Co.Ltd..

This announcement contains "forward-looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company's actual results for future periods may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The factors that could cause actual results to differ materially include, without limitation, potential for significant fluctuation in and unpredictability of results, the ability of semiconductor partners to manufacture and market microprocessors based on the ARM(R) architecture; the acceptance of ARM technology by systems companies; the availability of development tools, systems software and operating systems; the rapid change in technology in the industry and ARM's ability to develop new products in a timely manner; management of growth; competition from other architectures; general business and economic conditions; the growth in the semiconductor industry; the Company's ability to protect its intellectual property; and ARM's ability to attract and retain employees.


           More information on ARM is available at http://www.arm.com